Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Chi-Med Announces Proposed Public Offering of ADSs

London: Tuesday, January 21, 2020: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announced today that it intends to offer US$110 million of American Depositary Shares (“ADSs”), each representing five ordinary shares, par value US$0.10 each of Chi-Med, on the Nasdaq Global Select Market (“Offering”). Chi-Med intends to grant the underwriters a 30-day option to purchase up to an aggregate of US$16.5 million of additional ADSs at the public offering price, less underwriting discounts and commissions. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or final terms of the Offering.  The price for the Offering has not yet been determined.

Chi-Med will receive all of the net proceeds from the sale of ADSs in the Offering, if completed, which it intends to use primarily to fund its ongoing research and clinical development efforts and expand its commercialization capabilities.

Details of the final terms of the Offering will be determined following the bookbuilding process.

BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC (in alphabetical order) are acting as joint global coordinators and joint bookrunners for the Offering.

Chi-Med’s directors intend that the Offering would be effected within existing allotment authorities and pre-emption disapplications granted pursuant to shareholder resolutions passed at Chi-Med’s annual general meeting held on April 24, 2019. The Offering would therefore not be conditional upon shareholder approval.

Shareholders and potential investors should note that the proposed Offering may or may not proceed and are accordingly advised to exercise caution when dealing in the securities of Chi-Med.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 500 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in cancer and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world.  Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market.  For more information, please visit: www.chi-med.com.

Information about the Offering

The Offering will be made pursuant to a shelf registration statement on Form F-3 filed by Chi-Med with the United States Securities and Exchange Commission (“SEC”) that became automatically effective on April 3, 2017.  A prospectus supplement related to the Offering will be filed with the SEC.  Before you invest, you should read the registration statement, prospectus supplement and other documents the issuer has filed with the SEC for more complete information about Chi-Med and the Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Electronic copies of the prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or e-mail: dg.prospectus_requests@baml.com; or Goldman Sachs & Co. L.L.C., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

In connection with the Offering, Chi-Med, its officers and directors and its largest shareholder, Hutchison Healthcare Holdings Limited (a wholly owned subsidiary of CK Hutchison Holdings Limited), have agreed to a 90-day lock-up on sales or transfers of Chi-Med’s ordinary shares, ADSs or equity-linked securities.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (“MAR”).  In addition, market soundings (as defined in MAR) were taken in respect of the Offering with the result that certain persons became aware of inside information (as defined in MAR), as permitted by MAR.  This inside information is set out in this announcement.  Therefore, those persons that received inside information in a market sounding are no longer in possession of such inside information relating to Chi-Med and its securities.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its management plans and objectives.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the possibility that the closing conditions for the Offering will not be satisfied.  More information about such risks and uncertainties is contained or incorporated by reference in the preliminary prospectus supplement and the accompanying prospectus related to the Offering filed with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEC and on AIM.  None of Chi-Med, BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC undertakes any obligation to update or revise the information contained in this announcement whether as a result of new information, future events or circumstances or otherwise.

Important Notice

No prospectus required for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) or admission document for the purposes of the AIM Rules for Companies will be made available in connection with the matters contained in this announcement.

In any Member State of the European Economic Area, this announcement is only addressed to and directed at persons who are “Qualified Investors” within the meaning of Article 2(e) of the Prospectus Regulation.  The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors.  This announcement should not be acted upon or relied upon in any Member State of the European Economic Area by persons who are not Qualified Investors.

In addition, this communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on in the United Kingdom by persons who are not relevant persons.  Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with the Offering, the underwriters may conduct stabilization activities with respect to the ADSs on Nasdaq, in the over-the-counter market or otherwise, to support the market price of the ADSs at a higher level than that which might otherwise prevail in the open market, in compliance with all applicable laws and regulations, including Regulation M under the U.S. Securities Exchange Act of 1934, as amended. These activities may include short sales, stabilizing transactions and purchases of ordinary shares or ADSs to cover positions created by short sales. Any stabilization action may begin on the date of the final prospectus supplement and, if begun, may be ended at any time but must end no later than 30 calendar days thereafter (the “Stabilization Period”). However, there is no obligation on the underwriters (or any person acting for them) to conduct any such stabilizing activities, and the stabilization activities may be discontinued at any time. All stabilization activities will be conducted by Goldman Sachs & Co. L.L.C. as stabilization manager (or persons acting on its behalf).

In connection with the Offering, the underwriters may, for stabilization purposes, over-allocate ADSs up to a maximum of 15% of the total number of ADSs comprised in the Offering. For the purposes of allowing them to cover short positions resulting from any such over-allotments and/or from sales of ADSs effected by it during the Stabilization Period, Chi-Med has granted the underwriters the right to purchase or procure purchasers for additional ADSs up to a maximum of 15% of the total number of ADSs comprised in the Offering (the “Over-allotment ADSs”) at the public offering price, less the underwriting discount. The underwriters’ right will be exercisable in whole or in part, upon notice by the underwriters, at any time within 30 days of the date of the final prospectus supplement. Any Over-allotment ADSs made available pursuant to the underwriters’ right will be sold on the same terms and conditions as the ADSs being offered pursuant to the Offering and will rank pari passu in all respects with, and form a single class with, the other ADSs.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President		+852 2121 8200
Annie Cheng, Vice President		+1 (973) 567 3786
David Dible, Citigate Dewe Rogerson		+44 7967 566 919 (Mobile)
david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout		+1 (415) 971 9412 (Mobile)
xyang@troutgroup.com

Media Enquiries

UK & Europe —	Anthony Carlisle,	+44 7973 611 888 (Mobile)
	Citigate Dewe Rogerson	anthony.carlisle@cdrconsultancy.co.uk

Americas —	Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile)
bmiles@troutgroup.com

Hong Kong & Asia ex-China —	Joseph Chi Lo,	+852 9850 5033 (Mobile)
	Brunswick	jlo@brunswickgroup.com
—	Zhou Yi,	+852 9783 6894 (Mobile)
	Brunswick	yzhou@brunswickgroup.com

Mainland China —	Sam Shen, Edelman	+86 136 7179 1029 (Mobile)
sam.shen@edelman.com

Nominated Advisor
Atholl Tweedie, Panmure Gordon (UK) Limited		+44 (20) 7886 2500